S. ALAN ROSEN* ROBERT P. BECKHAM III ARTHUR A. COREN* GARY M. HORGAN YOUNG H. PARK MEL ARANOFF* KHOI DANG	LAW OFFICES HORGAN, ROSEN, BECKHAM & COREN A LIMITED LIABILITY PARTNERSHIP SUITE 200 23975 PARK SORRENTO CALABASAS, CALIFORNIA 91302-4001 (818) 591-2121 FACSIMILE (818) 591-3838	LOS ANGELES (213) 975-9595 (310) 552-2010 SAN DIEGO (619) 295-3160
www.horganrosen.com
* A LAW CORPORATION

OF COUNSEL RONALD R. COHN MICHAEL M. MURPHY

November 13, 2008

By EDGAR

Ms. Jessica Livingston

Staff Attorney

Mail Stop 4561

Division of Corporation Finance

Securities and Exchange Commission

Re:                              Northern California Bancorp, Inc.

Preliminary Information Statement on Schedule 14C (File No. 000-27666)

Dear Ms. Livingston:

The purpose of this letter is to respond to your comment letter dated November 10, 2008 with respect to the Preliminary Information Statement on Schedule 14C filed by our above-referenced client.  Accompanying this letter is an Amendment No. 1 to the Preliminary Information Statement on Schedule 14C.  This letter will explain the changes made to the Information Statement.

The following items correspond to the items in your letter dated November 10, 2008:

1)             The disclosure regarding the estimated use of proceeds can be found in the penultimate paragraph of the section entitled “Reasons for Adoption of the Amendment.”

2)             Discussion regarding how participation in the Capital Purchase Program may dilute the interests of existing shareholders can be found in a new subsection entitled “Dilution” in the section entitled “Possible Effects on Holders of Common Stock.”

3)             It is true that the Treasury Department is not obligated to accept the application to participate in the Capital Purchase Program.  Disclosure of this fact has been added to the end of the second paragraph in the section entitled “General” and at the end of the last paragraph in the section entitled “Reasons for Adoption of the Amendment.”

4)             It is not anticipated that a Treasury Department denial will have a material effect on liquidity, capital resources or results of operations.  This disclosure has been added as a new third paragraph in the section entitled “General.”

5)             Should the Company participate in the Capital Purchase Program, it will have to adopt modifications to executive compensation plans, as required by Section 111 of the Emergency Economic Stabilization Act of 2008.  Disclosure of the nature of the modifications necessary has been added to the fourth paragraph in the section entitled “Reasons for Adoption of the Amendment.”

6)             The Company does not believe that the sale of the preferred securities to the Treasury Department will have a material impact on its financial statements; however, the Company has incorporated by reference its financial information from its annual and quarterly reports and has added a brief discussion regarding the pro forma effects expected from the sale of the preferred securities.  The pro forma discussion has been added to the penultimate paragraph of the section entitled “Reasons for Adoption of the Amendment.”

Please do not hesitate to contact the undersigned at your earliest convenience should you have any questions concerning this filing.  We are hopeful that the Division will authorize the release of the Information Statement at its earliest opportunity.

Sincerely,

/s/ S. Alan Rosen

S. Alan Rosen
Professional Corporation

SAR:hdn
Enclosure

cc:	Mr. Charles T. Chrietzberg, Jr.
Mr. Bruce N. Warner